Exhibit 99.1

UNITED UTILITIES PLC

1 FEBRUARY 2005

We received a notification today, from Barclays PLC notifying of its interest as at 28 January 2005 12,730,249 ‘A’ shares in United Utilities PLC amounting to 4.12% of the issued ‘A’ share capital.

Registered Holder	Account Designation	Holding

Bank of Ireland		43,270
BARCLAYS CAPITAL NOMINEES LIMI		5,666,927
BARCLAYS TRUST CO AS EXEC/ADM		377
Barclays Trust Co DMC69		2,500
Barclays Trust Co R69		4,075
CHASE NOMINEES LTD	16376	174,946
Clydesdale Nominees HGB0125	693013	2,222
Clydesdale Nominees HGB0125	694478	11,111
Clydesdale Nominees HGB0125	694516	4,444
Clydesdale Nominees HGB0125	697710	8,056
Clydesdale Nominees HGB0125	697728	8,056
Clydesdale Nominees HGB0125	3102406	1,472
INVESTORS BANK AND TRUST CO.		4,038
INVESTORS BANK AND TRUST CO.		1,578,114
INVESTORS BANK AND TRUST CO.		432,169
INVESTORS BANK AND TRUST CO.		22,359
INVESTORS BANK AND TRUST CO.		74,345
INVESTORS BANK AND TRUST CO.		8,898
INVESTORS BANK AND TRUST CO.		4,273
INVESTORS BANK AND TRUST CO.		75,305
JP MORGAN (BGI CUSTODY)	16331	101,305
JP MORGAN (BGI CUSTODY)	16338	20,055
JP MORGAN (BGI CUSTODY)	16341	180,353
JP MORGAN (BGI CUSTODY)	16342	37,411
JP MORGAN (BGI CUSTODY)	16400	3,253,817
JP MORGAN (BGI CUSTODY)	17011	4,730
JP MORGAN (BGI CUSTODY)	18409	157,367
JPMORGAN CHASE BANK		9,057
JPMorgan Chase Bank		37,966
JPMorgan Chase Bank		162,365
JPMorgan Chase Bank		3,373
JPMorgan Chase Bank		33,765
JPMorgan Chase Bank		9,152
JPMorgan Chase Bank		39,011
JPMorgan Chase Bank		13,085
JPMorgan Chase Bank		2,905
JPMORGAN CHASE BANK		49,842
JPMorgan Chase Bank		7,618
JPMorgan Chase Bank		19,858
JPMorgan Chase Bank		3,723
Mellon Trust – Boston & SF		46,761
Mitsubishi Trust International		2,457
R C Greig Nominees Limited a/c	BL1	23,631
R C Greig Nominees Limited a/c	CM1	10,022
R C Greig Nominees Limited GP1	GP1	49,850
R C Greig Nominees Limited SA1	SA1	17,420
Reflex Nominees Limited		1,127
Reflex Nominees Limited		658
State Street		5,803
STATE STREET BOSTON		266,977
STATE STREET BOSTON		26,568
WELLS FARGO SEATTLE – WIRE BAN		5,104
ZEBAN NOMINEES LIMITED		156

Total		12,730,249

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.